MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX ANNOUNCES OMIGARD™ PHASE III CLINICAL TRIAL RESULTS

Vancouver, British Columbia, Canada, March 12, 2009 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF) (“MIGENIX” or the "Corporation") announces that the Corporation’’s North American and European development and commercialization partner for OmigardTM, Cadence Pharmaceuticals Inc. (“Cadence”) has today reported top-line results of their Central Line Infection Reduction Study (“CLIRS”) clinical trial for the prevention of catheter-related infections.  The subject of the trial, OmigardTM, was licensed by Cadence from MIGENIX under the terms of a 2004 license agreement. Upon evaluation of the results of the trial and although a positive trend was observed, Cadence has made a strategic decision to discontinue further development of OmigardTM and will therefore not proceed with submission of an New Drug Application (“NDA”) to the U.S. Food & Drug Administration. For the CLIRS top-line results, see “Central Line Infection Reduction Top-line Study Results as Reported by Cadence” below.

“While the CLIRS results and the resulting determination by Cadence are disappointing, we maintain enthusiasm for our programs including the cationic peptide program of which OmigardTM is a part. We remain confident of the anti-infective properties of this class of drug”, stated Bruce Schmidt, president & chief executive officer of MIGENIX. In the CLIRS study OmigardTM, showed a statistically significant 49% reduction in Microbiologically-confirmed local catheter site infections (“mcLCSI”) (the incidence of mcLCSI was 3.9% for patients treated with Omigard compared to 7.6% for patients treated with povidone-iodine).

Over the past half year, MIGENIX has made significant progress, including: the recently announced exclusive option agreement with United Therapeutics Corporation in respect of MIGENIX’s drug candidate celgosivir; the reduction of the Corporation’s burn rate towards a target of $2 million per year; and the recent rights offering. Other MIGENIX programs include omiganan for the treatment of dermatological diseases (end of Phase II; partnered), MX-2401 for the treatment of serious Gram positive bacterial infections (preclinical; seeking strategic options) and SB9000 for the treatment of hepatitis B infections (preclinical; partnered). The Corporation’s currently partnered programs have potential milestone revenue totaling approximately US$43 million (excluding agreement with Cadence) with the first potential milestone revenue being in the third quarter of calendar 2009.

Mr. Schmidt added: “The recent rights offering of the Corporation remains a key component to the Corporation’s ability to achieve increased shareholder value in the future. The significant involvement of insiders in the offering indicates a commitment and faith in the Corporation’s ability to achieve that value. It is our belief that MIGENIX remains a premier player in the anti-infective space and is a highly efficient and talented organization working diligently to realize on the considerable assets developed through our 16 year history.”

Central Line Infection Reduction Top-line Study Results as Reported by Cadence

CLIRS was a multinational, randomized, double-blind, active comparator-controlled Phase III trial designed to evaluate the safety and efficacy of Omigard compared to 10% povidone iodine in patients undergoing short term, non-cuffed central venous catheterization. A total of 1,859 patients were enrolled at 58 clinical trial sites in the United States and Europe.

The primary efficacy endpoint of CLIRS was the incidence of local catheter-site infections (“LCSI”) prior to study discharge among survivors in the modified intent to treat subset for Omigard compared to 10% povidone-iodine. A determination of LCSI was made by blinded evaluation committee adjudication.  The incidence of LCSI was 6.3% for patients treated with Omigard compared to 8.6% for patients treated with povidone-iodine (p=0.08).

There was evidence of antimicrobial efficacy observed in two of the secondary endpoints. Microbiologically-confirmed LCSI (“mcLCSI”), the subset of patients with LCSI plus a positive culture from the skin site or the catheter was 3.9% for patients treated with Omigard compared to 7.6% for patients treated with povidone-iodine (p<0.01). For the endpoint of catheter colonization (“CC”), which was a positive culture from the catheter, the incidence was 43.7% for patients treated with Omigard compared to 55.1% for patients treated with povidone-iodine (p<0.01).

For the secondary endpoint of catheter-related bloodstream infections (“CRBSI”), which was defined as matched cultures from both the catheter and the blood, the incidence was 19.5% for patients treated with Omigard compared to 23% for patients treated with povidone-iodine (p=0.08).

Safety data from CLIRS demonstrated that Omigard was generally safe and well tolerated.  There were no statistically significant differences between Omigard and povidone-iodine across all key safety endpoints.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the treatment of infectious diseases. The Corporation's programs include drug candidates for: the treatment and prevention of hospital-acquired and other infections, the treatment of dermatological diseases, the treatment of chronic hepatitis C infections and the treatment of hepatitis B infections. MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information regarding the Corporation can be found at www.migenix.com.

For further information, contact Bruce Schmidt, president and chief executive officer, at (604) 221-9666 ext. 231.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as "forward-looking statements"). Statements, other than statements of historical fact, are forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for achieving: milestone revenue totaling approximately US$43 million with the first of the potential milestone revenue being in the third quarter of calendar 2009; an annual burn rate of approximately $2 million; and increased shareholder value in the future.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: the ability of our partners and us to achieve milestones in our programs leading to milestone revenue for us; future expense levels being within our current expectations; our ability to retain key personnel; and our ability to increase shareholder value.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; dependence on key personnel; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.